Day, Berry & Howard LLP
COUNSELLORS AT LAW

Bonnie J. Roe Direct Dial: (212) 829-3605 E-mail: bjroe@dbh.com	January 27, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Globix Corporation Definitive Proxy Statement

Ladies and Gentlemen:

On behalf of Globix Corporation (“Globix”), and pursuant to Rule 14a-6(b) of Regulation 14A, we hereby file a definitive proxy statement. The securities underlying stock option grants to be approved by stockholders were issued pursuant to an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. Globix will register all the shares to be approved on a Registration Statement on Form S-8.

Should you have any questions or require any additional information in connection with the foregoing, please call me at (212) 829-3605 or my colleague David Tyler at (212) 829-3629.

Very truly yours, /s/ Bonnie Roe Bonnie J. Roe

Attachment

cc:	Gene M. Bauer, Esq.

Senior Vice President, General Counsel and Secretary of Globix Corporation

875 Third Avenue	New York, NY 10022	t 212 829 3600 f 212 829 3601

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